SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                   Under the Securities Exchange Act of 1934*

                               TXCO Resources Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87311M102
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                December 17, 2008
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



---------------------------------                              -----------------
CUSIP No. 87311M102                                            Page 2 of 7 Pages
---------------------------------                              -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,048,700
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,048,700
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,048,700
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



---------------------------------                              -----------------
CUSIP No. 87311M102                                            Page 3 of 7 Pages
---------------------------------                              -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,048,700
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,048,700
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,048,700
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 4 to Schedule 13D ("Amendment No. 4") is filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), and Daniel S. Loeb, an individual ("Mr. Loeb" and together with the Management Company, the "Reporting Persons"), and amends the Schedule 13D filed on November 28, 2007 (as amended by Amendment No. 1 thereto filed on January 24, 2008, Amendment No. 2 thereto filed on February 28, 2008, Amendment No. 3 thereto filed on March 18, 2008 and this Amendment No. 4, the "Schedule 13D"). This Amendment No. 4 relates to the common stock, par value $0.01 per share (the "Common Stock"), of TXCO Resources Inc., a Delaware corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, the "Funds", and collectively with the Reporting Persons, "Third Point"). The Funds directly own the Common Stock to which this statement on Schedule 13D relates, and the Management Company and Mr. Loeb may be deemed to beneficially own such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Funds have expended an aggregate of approximately $24,734,067 of their own investment capital to acquire the 2,048,700 shares of Common Stock held by them. The Funds effect purchases of securities primarily through margin accounts maintained for them with Morgan Stanley & Co., JP Morgan Chase & Co., Goldman, Sachs & Co., Citigroup Global Markets, Inc. and UBS Securities LLC, which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firms' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.   Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) As of the date of this Schedule 13D, the Management Company and Mr. Loeb beneficially own 2,048,700 shares of Common Stock (the "Shares"). The Shares represent 5.6% of the 36,482,420 shares of Common Stock outstanding as of November 7, 2008, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 2,048,700 shares of Common Stock held directly by the Funds.

     (c) Schedule A hereto and Item 6 hereof set forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the past 60 days. All of the transactions set forth on Schedule A were effected in the NASDAQ

Global Select Market. Except for the transactions set forth on Schedule A and the transactions reported in Item 6, during the past 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

     On December 4, 2008, the Funds partially settled, to the extent of an aggregate of 40,000 notional shares of Common Stock and at a reference price of $2.05 per notional share, the standardized, cash-settled swap agreements (the "Existing Swaps") originally entered into with UBS Securities LLC on November 27, 2007 with respect to 650,000 notional shares, January 17, 2008 with respect to 200,000 notional shares and January 18, 2008 with respect to 150,000 notional shares. On December 5, 2008, the Funds further partially settled the Existing Swaps to the extent of an aggregate of 5,000 notional shares of Common Stock and at a reference price of $1.76 per notional share.

     On December 17, 2008, the Funds entered into a standardized, cash-settled swap agreement with Credit Suisse Securities (Europe) Limited for which the Common Stock is the reference security, with respect to 721,400 notional shares and using a reference price per notional share of approximately $2. Under this swap agreement, the Funds have taken the "long" side of the swap and therefore acquired the economic benefits (and economic risks) of owning the Common Stock, but have no voting or dispositive power with respect to any shares of Common Stock as a result of the agreement. Neither the Management Company, Mr. Loeb nor any of the Funds is the beneficial owner of any shares of Common Stock as a result of the swap agreement described above, and, accordingly, the number of shares of Common Stock stated as beneficially owned by the Reporting Persons in this Schedule 13D does not include any ownership as a result of such swap agreement. The swap agreement terminates on December 22, 2009 or upon the written notice of either party.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 of the
Schedule 13D or between such persons and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits

99.6. Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff and Bruce Wilson, dated June 12, 2008, was previously filed with the SEC on September 9, 2008 as an exhibit to Amendment No. 4 to Schedule 13D filed by Third Point LLC, Third Point Offshore Fund, Ltd. and Daniel S. Loeb with respect to Flow International Corporation and is incorporated herein by reference.


                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 2008


                                   THIRD POINT LLC

                                   By:  Daniel S. Loeb, Chief Executive Officer


                                   By: /s/ William Song
                                       -----------------------------------------
                                       Name:   William Song
                                       Title:  Attorney-in-Fact




                                   DANIEL S. LOEB


                                   By: /s/ William Song
                                       -----------------------------------------
                                       Name:   William Song
                                       Title:  Attorney-in-Fact





               [SIGNATURE PAGE TO AMENDMENT NO. 4 TO SCHEDULE 13D
                      WITH RESPECT TO TXCO RESOURCES INC.]

                                   Schedule A
                                   ----------


                   (Transactions by the Funds in Common Stock
                             over the last 60 days)


     Date         Transaction            Shares             Price Per Share($)
     ----         -----------            ------             ------------------

--------------- ------------------ ---------------------- ----------------------
   10/31/08          (SELL)              (234,500)                  5.24
--------------- ------------------ ---------------------- ----------------------
   10/31/08            BUY                234,500                   5.24
--------------- ------------------ ---------------------- ----------------------
   12/4/08           (SELL)              (25,000)                   2.14
--------------- ------------------ ---------------------- ----------------------
   12/4/08           (SELL)              (19,900)                   2.00
--------------- ------------------ ---------------------- ----------------------
   12/5/08           (SELL)               (5,000)                   1.75
--------------- ------------------ ---------------------- ----------------------
   12/17/08          (SELL)              (721,400)                  1.96
--------------- ------------------ ---------------------- ----------------------